UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) contains:

Exhibit 1 . . . . .	Press release issued by EDENOR on August 21, 2012 entitled “Edenor Announces Second Quarter 2012 Results.”

Exhibit 2 . . . . .
Condensed Interim Consolidated Financial Statements as at June 30, 2012 and for the Six-Month Periods Ended June 30, 2012 and 2011, together with the Limited Review Report of Price Waterhouse & Co. S.R.L

Exhibit 3 . . . . .	Abstract of Board of Directors Meeting Minutes Approving Interim Financial Statements as of June 30, 2012

Exhibit 4 . . . . .	Minutes No. 255 of the Supervisory Committee's meeting and report of the the Supervisory Committe dated August 16, 2012

Exhibit 5 . . . . .	Letter dated August 16, 2012, addressed to the Buenos Aires Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 31, 2012